SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2000
Commission File Number 1-5480

A.	Full title of the plan and address of the plan:

 ELCO TEXTRON INC. PROFIT SHARING
AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Auditors
Statements of Assets Available for Benefits for each of
the two years ended December 31, 2000 and 1999
Statements of Changes in Assets Available for Benefits
for each of the two years ended December 31, 2000 and 1999
Notes to financial statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

ELCO TEXTRON INC. PROFIT HARING
AND SAVINGS PLAN

ELCO TEXTRON INC., Plan Administrator

By: /s/Steven A. Wein
Vice President, General Counsel
& Secretary

Date: June 25, 2001

Financial Statements and Supplemental Schedule

 Elco Textron Inc. Profit Sharing and Savings Plan

 Years ended December 31, 2000 and 1999

Elco Textron Inc.
Profit Sharing and Savings Plan

Financial Statements and
Supplemental Schedule

Years ended December 31, 2000 and 1999

Contents

Report of Independent Auditors................................................................................................................. 1

 Financial Statements

 Supplemental Schedule

 Schedule H, Line 4i, Schedule of Assets (Held at End of Year)................................................................ 8

Report of Independent Auditors

Administrative Committee
Elco Textron Inc. Profit Sharing and Savings Plan

 We have audited the accompanying statements of assets available for benefits of the Elco Textron Inc. Profit Sharing and Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

May 4, 2001

Elco Textron Inc.
Profit Sharing and Savings Plan

Statements of Assets Available for Benefits

	December 31
	2000	1999
Assets
Investments, at fair value	$75,447,670	$89,670,583
Due from broker	-	143,609
Assets available for benefits	$75,447,670	$89,814,192

See accompanying notes.

Elco Textron Inc.
Profit Sharing and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2000	1999
Additions:
Investment income:
Net depreciation in fair value of investments	$(10,505,644)	$ (2,277,259)
Interest and dividends	3,367,499	6,140,106
Total additions (deductions)	(7,138,145)	3,862,847

Deductions:
Benefits paid to participants	7,226,170	6,388,017
Administrative expenses	2,207	2,181
Total deductions	7,228,377	6,390,198
Net decrease	(14,366,522)	(2,527,351)

Assets available for benefits at beginning of year	89,814,192	92,341,543
Assets available for benefits at end of year	$ 75,447,670	$ 89,814,192

See accompanying notes.

Elco Textron Inc.
Profit Sharing and Savings Plan

Notes to Financial Statements

Years ended December 31, 2000 and 1999

1. Description of the Plan

 The following description of the Elco Textron Inc. Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan.

General

The Plan is a defined contribution plan formed to provide profit-sharing benefits to employees of Elco Textron Inc. (the Company) and Textron Inc. All full-time employees of the Company's Corporate Division, Precision Formed Products Division, Precision Commercial Division of Camcar, Heat Treat and Finishes Division, Tool Manufacturing Division, Construction Products Division and Textron Logistics Corp. were eligible to participate in the Plan; however, during 1997, the Plan was amended such that no employee shall become a participant in the Plan after April 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

During 1997, the Plan was also amended such that all participant and employer profit-sharing and additional employer contributions were discontinued as of June 30, 1997. All participants became fully vested in the profit-sharing and additional employer contributions at June 30, 1997.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance attributed to their own contributions and related earnings. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at the current prime rate, plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

Investment Options

Participants are allowed to direct the investment of their account balances in 10% increments in any of the six investment options. Participants may change their investment options monthly.

Participant Accounts

The allocation of Plan income or loss to participants is made in the same ratio that a participant's account bears to the sum of the balances of all participants' accounts, taking into consideration the dates on which additional contributions and withdrawals are made. Participant account balances are valued daily by the Plan's recordkeeper based on the value of the number of shares owned in each investment fund.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued based on quoted market value. Money market funds are reported at cost, which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are generally paid by the Company.

3. Investments

The Plan's investments are held by Putnam Fiduciary Trust Company. The fair value of individual investments that exceed five percent of the Plan's assets at December 31, is as follows:

	2000	1999

Textron Inc.--common stock	$16,017,721	$22,885,321
Putnam Voyager Fund	7,256,630	6,644,054
The George Putnam Fund of Boston	31,851,124	36,848,642
One Group Bond Fund	9,907,484	10,401,261
One Group Equity Index Fund	4,390,546	4,985,912
One Group Prime Money Market Fund	4,557,016	6,061,318

During 2000 and 1999, Plan investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

	Year ended December 31
	2000	1999
Investments at fair value as determined by quoted market prices:
Mutual funds	$ (843,772)	$(2,415,924)
Textron Inc.--common stock	(9,661,872)	138,665
	$(10,505,644)	$(2,277,259)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 6, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Subsequent Event

Effective August 1, 2001, the Elco Profit Sharing and Savings Plan will be merged into the Textron Inc. Savings Plan.

Elco Textron Inc.
Profit Sharing and Savings Plan

EIN No. 05-0315468 Plan No. 010

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

 December 31, 2000

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Current Value

One Group Prime Money Market Fund*	4,557,016 shares	$ 4,557,016
One Group Bond Fund*	939,989 shares	9,907,484
One Group Equity Index Fund*	145,623 shares	4,390,546
Putnam Voyager Fund*	303,498 shares	7,256,630
The George Putnam Fund of Boston*	1,850,734 shares	31,851,124
Textron Inc.--common stock*	344,467 shares	16,017,721
Participant notes receivable*	9.5% to 10.5%	1,467,149
		$75,447,670

* Indicates a party-in-interest to the Plan.